UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland and Rajiv Singhal

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

Copies to:

Darren W. T. Novak, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,125,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,125,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes the 10,625,000 Common Shares (as defined below) that may be issuable to Glencore (as defined below) upon the exercise of the Exchange Warrant (as defined below) if additional Debentures (as defined below) are issued pursuant to the Purchase Agreement (as defined bellow) since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons (as defined below).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,125,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,125,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes the 10,625,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons.

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,125,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,125,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the 10,625,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”). The principal executive offices of the Issuer are located at 1177 West Hastings Street, Suite 1003, Vancouver, British Columbia, Canada V6E 2K3.

Item 2.	Identity and Background

This Schedule 13D is being filed by (a) Glencore Holding AG (“Glencore Holding”), (b) Glencore International AG (“Glencore International”) and (c) Glencore AG (“Glencore”, and collectively with Glencore Holding and Glencore International, the “Reporting Persons”). Each of the Reporting Persons is a company organized under the laws of Switzerland. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Glencore Holding is the parent company of Glencore International which, together with its subsidiaries, including Glencore, is a leading privately held, diversified natural resources group. Each of the Reporting Persons other than Glencore Holding is a direct or indirect wholly-owned subsidiary of Glencore Holding.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”).

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 31, 2008, Glencore, the Issuer and the Issuer’s wholly-owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (“Poly Met Inc.”), entered into a Purchase Agreement (the “Purchase Agreement”) which provides that, among other things, Glencore will purchase up to US$50 million aggregate principal amount of floating rate secured debentures issued by Poly Met Inc. (the “Debentures”).

The initial closing of the transactions contemplated by the Purchase Agreement occurred on October 31, 2008. At that closing, an initial tranche of US$7.5 million of the Debentures were issued to Glencore by Poly Met Inc. An additional US$17.5 million of the Debentures will be issued to Glencore in three subsequent tranches subject to the satisfaction of additional conditions set forth in the Purchase Agreement, including, among other things, certain expenditures of the Issuer and Poly Met Inc. being in compliance with budgeted amounts. The final US$25 million of the Debentures will be issued to Glencore upon the satisfaction of additional closing conditions set forth in the Purchase Agreement, including, among other things, the publication of the final Environmental Impact Study for the Issuer’s NorthMet project in the State of Minnesota’s Environmental Quality Board Monitor, receipt by PolyMet of a binding term sheet in respect of financing for a construction project relating to the NorthMet project, and certain expenditures of the Issuer and Poly Met Inc. being in compliance with budgeted amounts.

The Debentures bear interest at a rate equal to the 12-month US dollar LIBOR plus 4% and are due on September 30, 2011. Interest is payable in cash or by increasing the principal amount of the Debentures. For payments on or before September 30, 2009, the Issuer may elect in which form to make the interest payments; thereafter, Glencore may make such election. The Issuer has guaranteed Poly Met Inc.’s obligations under the Debenture pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008. The Debenture obligations are secured by (a) the assets of the Issuer pursuant to a Security Agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, made by the Issuer in favor of Glencore, (b) the assets of Poly Met Inc. pursuant to a Security Agreement (the “Poly Met Inc. Security Agreement”), dated as of October 31, 2008, made by Poly Met Inc. in favor of Glencore, and (c) a security interest in the equity interest that the Issuer holds in Poly Met Inc. pursuant to a Pledge Agreement (the “Pledge Agreement”), dated as of October 31, 2008, made by the Issuer in favor of Glencore.

The Debentures are exchangeable into Common Shares at any time until September 30, 2011 pursuant to an Exchange Warrant (the “Exchange Warrant”), dated as of October 31, 2008, at an exchange rate of US$4.00 per Common Share. Poly Met Inc. may, at its option after October 1, 2009, prepay the Debentures if the Issuer’s Common Shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00 per Common Share. If the Issuer elects so to prepay the Debenture, Glencore may, at its option, exchange the Debenture for Common Shares pursuant to the Exchange Warrant (regardless of the market price of the Common Shares at such time) within thirty (30) days of such prepayment election by the Issuer. Prepayment of the Debentures between October 1, 2009 and September 30, 2010 must be accompanied by a premium of 5% of the principal amount of the Debentures being repaid, and prepayment between October 1, 2010 and September 30, 2011 must be accompanied by a premium of 2.5% of the principal amount of the Debentures being repaid.

In addition, pursuant to a Purchase Warrant (the “Purchase Warrant”), dated as of October 31, 2008, the Issuer has issued to Glencore warrants (the “Warrants”) to purchase 6.25 million Common Shares at an exercise price of US$5.00 per Common Share if exercised before the NorthMet project has produced a total of 20,000 metric tones of concentrate, or, if exercised thereafter, at an exercise price of US$6.00 per Common Share. The Warrants expire on September 30, 2011. If the volume-weighted 20-day average price of the Common Shares exceeds a 50% premium to the then applicable exercise price, the Issuer may elect to accelerate the warrant expiry date such that Glencore must exercise the Warrants within 30 days of such notice by the Issuer or the Warrants will expire.

Concurrently with the issuance of the Debentures and the Warrants, the Issuer and Glencore entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement grants Glencore demand and piggyback registration rights with respect to Common Shares received upon conversion of the Debentures or exercise of the Warrants. The Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if Glencore exercises its demand registration rights for the registration of Common Shares covering at least twenty-five percent (25%) of the Common Shares received upon conversion of the Debentures or exercise of the Warrants and then held by Glencore or its transferees (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5 million); provided, however, the Issuer is not obligated to effect (a) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5 million, (b) more than two such registrations in any twelve-month period or (c) any registration at a time when it is keeping three such registration statements effective.

The source of funds for all of the purchases described herein was working capital of the Reporting Persons. The Reporting Persons currently anticipate that the source of funds for all additional purchases of Debentures described herein and the exercise of any Warrants to be working capital of the Reporting Persons.

The foregoing summaries of the Purchase Agreement, the Debenture, the Parent Guarantee, the Issuer Security Agreement, the Poly Met Inc. Security Agreement, the Pledge Agreement, the Exchange Warrant, the Purchase Warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Purchase Agreement, the Debenture, the Parent Guarantee, the Issuer Security Agreement, the Poly Met Inc. Security Agreement, the Pledge Agreement, the Exchange Warrant, the Purchase Warrant and the Registration Rights Agreement attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4. Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, Exhibit 99.9 and Exhibit 99.10, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs. Depending on such evaluations, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any acquisition or disposition of shares of Common Stock by the

Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure of business of the Reporting Persons. Such plans or proposals may include or relate to on or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule I Persons may make the same evaluation and reserve the same rights.

Item 5.	Interest in Securities of the Issuer

(a) and (b)	As of October 31, 2008, the Reporting Persons did not own any Common Shares. However, as of October 31, 2008, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 8,125,000 Common Shares issuable upon the exercise of the Exchange Warrant and the Purchase Warrant, representing approximately 5.6% of the outstanding Common Shares. Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by each of the Reporting Persons is approximately 5.6%. The Common Shares reported as beneficially owned by the Reporting Persons do not include the 10,625,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons. The beneficial ownership percentages set forth herein are based on 137,253,875 Common Shares outstanding as reported in the Purchase Agreement.

(c)	Except as set forth in Item 3, this Item 5 and Item 6 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

(d)	None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has the right to receive dividends from, or the proceeds from the sale of, Common Shares referred to in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Name
99.1.	Joint Filing Agreement, dated November 10, 2008, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D

99.2.	Purchase Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp., Poly Met Mining Inc. and Glencore AG

99.3.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated October 31, 2008

99.4.	Parent Guarantee, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG

99.5.	Security Agreement, dated as of October 31, 2008, by PolyMet Mining Corp. in favor of Glencore AG

99.6.	Security Agreement, dated as of October 31, 2008, by Poly Met Mining, Inc. in favor of Glencore AG

99.7.	Pledge Agreement, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG

99.8.	Exchange Warrant of PolyMet Mining Corp., dated as of October 31, 2008

99.9.	Purchase Warrant of PolyMet Mining Corp., dated as of October 31, 2008

99.10.	Registration Rights Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp. and Glencore AG

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

GLENCORE HOLDING AG

By:	/s/ Willy R. Strothotte
Name: Willy R. Strothotte
Title: Chairman

By:	/s/ Ivan Glasenberg
Name: Ivan Glasenberg
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

GLENCORE INTERNATIONAL AG

By:	/s/ Stefan Peter

Name: Stefan Peter
Title: Officer

By:	/s/ Lotti Grenacher Hagmann

Name: Lotti Grenacher Hagmann
Title: Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

GLENCORE AG

By:	/s/ Andreas Hubmann

Name: Andreas Hubmann
Title: Director

By:	/s/ Steven Kalmin

Name: Steven Kalmin
Title: Director

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1.	Joint Filing Agreement, dated November 10, 2008, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D

99.2.	Purchase Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp., Poly Met Mining Inc. and Glencore AG

99.3.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated October 31, 2008

99.4.	Parent Guarantee, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG

99.5.	Security Agreement, dated as of October 31, 2008, by PolyMet Mining Corp. in favor of Glencore AG

99.6.	Security Agreement, dated as of October 31, 2008, by Poly Met Mining, Inc. in favor of Glencore AG

99.7.	Pledge Agreement, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG

99.8.	Exchange Warrant of PolyMet Mining Corp., dated as of October 31, 2008

99.9.	Purchase Warrant of PolyMet Mining Corp., dated as of October 31, 2008

99.10.	Registration Rights Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp. and Glencore AG

Schedule I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore AG, Glencore Holding AG and Glencore International AG are the same persons listed as directors of such company. Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG. If no business address is given, the address is Baaremattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.

Directors of Glencore AG:

Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Andreas P. Hubmann	Officer of Glencore International AG—Accounting

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG—Accounting

Zbynek E. Zak	Non-Executive Director (former CEO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug, Switzerland

Directors of Glencore International AG:

Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director, former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug, Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)

Directors of Glencore Holding AG:

Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director, (former CFO of Glencore International AG (retired)	Buetzenweg-16 CH-6300 Zug, Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)

Andreas P. Hubmann	Officer of Glencore International AG—Accounting